COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 23, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Mortgage Opportunities Fund

(the “Fund”)

Post-Effective Amendment No. 104

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to a comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) for the above-referenced Post-Effective Amendment (“Filing”). The comment and updated response are outlined below.

Comment 1:	The Principal Investment Strategies sections state that the Fund may invest in derivatives. Explain how these securities will be counted in the 80% test.

Response:	As described in the Principal Investment Strategies section of the Fund’s prospectus, mortgage-related assets represented by derivatives are included as mortgage-related assets for purposes of the Fund’s 80% policy. The Fund’s counting of derivatives towards satisfaction of the 80% test is consistent with the Commission’s statement that, “[i]n appropriate circumstances…an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).) For purposes of complying with Rule 35d-1, the Fund will include in its 80% basket the market value or fair value (determined in accordance with the Fund’s valuation procedures) of mortgage-related assets represented by derivatives in which the Fund may invest.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II